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Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERENCE DIVIDENDS (in thousands)

	Successor					Predecessor

	Three Months Ended March 31, 2015	Twelve Months Ended December 31,
						Year Ended December 31, 2010
		2014	2013	2012	2011

Earnings:
Net earnings before income taxes	11,535	25,049	11,351	4,699	224	10,634
Amortization of capitalized interest	3	4	—	—	—	—
Interest capitalized	(120)	(327)	—	—	—	—

Total earnings	11,418	24,403	11,351	4,699	224	10,634

Fixed Charges:
Interest and debt expensed and capitalized	4,541	14,130	12,488	15,905	12,970	12,279
Portion of rentals representing an interest factor	239	777	539	390	261	226

Total fixed charges	4,780	14,907	13,027	16,295	13,231	12,505

Earnings available for fixed charges	16,198	39,633	24,378	20,994	13,455	23,139

Ratio of earnings to fixed charges	3.39	2.66	1.87	1.29	1.02	1.85

        For purposes of calculating the ratio of consolidated earnings to fixed charges:

  •
  "earnings" is the aggregate of the following items: pre-tax income from continuing operations before adjustment for income or loss from equity investees; plus fixed charges; plus amortization of capitalized interest; and less capitalized interest; and

  •
  "fixed charges" means the sum of the following: interest expensed and capitalized; amortized premiums, discounts and capitalized expenses related to indebtedness; and an estimate of the interest within rental expense. Fixed charges are not reduced by any allowance for funds used during construction.

  •
  For each period, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preference dividends is the same, because we had no preference equity securities outstanding during any of the periods.

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  Exhibit 12.1
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS (in thousands)